                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549


                                   FORM 11-K

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


(Mark One):

 X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
            For the plan year ended December 31, 1998

                                       OR

      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
            For the transition period from________to________

Commission file number 001-13777

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               GETTY REALTY CORP.
               RETIREMENT AND PROFIT SHARING PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

               GETTY REALTY CORP.
               125 Jericho Turnpike
               Jericho, New York   11753

                              REQUIRED INFORMATION

Financial Statements, Supplemental Schedules and Exhibits as follows:

     1. Financial Statements:

               Report of Independent Accountants

               Statements of Net Assets Available for Plan
                Benefits as of December 31, 1998 and 1997

               Statement of Changes in Net Assets Available for
                Plan Benefits for the year ended December 31, 1998

               Notes to Financial Statements

       Supplemental Schedules:

               Schedule of Assets Held for Investment Purposes as
                of December 31, 1998

               Schedule of Reportable Transactions for the year
                ended December 31, 1998

     2. Exhibits:  None

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                        GETTY REALTY CORP.
                                        RETIREMENT AND
                                        PROFIT SHARING PLAN


Dated:  June 18, 1999

                                        By: Getty Realty Corp.
                                            Retirement Plan Committee
                                            and Plan Administrator



                                        By: /s/ Leo Liebowitz
                                            ------------------------
                                        Leo Liebowitz



                                        By: /s/ John J. Fitteron
                                            ------------------------
                                        John J. Fitteron



                                        By: /s/ Randi Young Filip
                                            ------------------------
                                        Randi Young Filip

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN

                              Financial Statements

                        as of December 31, 1998 and 1997
                    and for the year ended December 31, 1998

                         INDEX TO FINANCIAL STATEMENTS


                                                                           PAGE
     Report of Independent Accountants                                      2

     Financial Statements:
      Statements of Net Assets Available for Plan Benefits
      as of December 31, 1998 and 1997                                      3

     Statement of Changes in Net Assets Available for Plan
      Benefits for the year ended December 31, 1998                         4

     Notes to Financial Statements                                        5-10

     Supplemental Schedules:
     Schedule G (Form 5500), Part I - Schedule of Assets Held
                                      for Investment Purposes as
                                      of December 31, 1998                  *

     Schedule G (Form 5500), Part V - Schedule of Reportable
                                      Transactions for the year
                                      ended December 31, 1998               *




*Refer to Schedule G of Form 5500 (Annual Return/Report of Employee Benefit
Plan) for the plan year ended December 31, 1998 which material is incorporated herein by reference.


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Getty Realty
  Corp. Retirement and Profit Sharing Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets Held for Investment Purposes as of December 31, 1998 and Schedule of Reportable Transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers L.L.P.
June 18, 1999

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
              Statements of Net Assets Available for Plan Benefits
                        as of December 31, 1998 and 1997
                                 (in thousands)




                                                                                    1998
                        -----------------------------------------------------------------------------------------------------
                                                                                MassMutual Destiny
                         Fixed       MassMutual      Getty       ------------------------------------------------------------
                         Income     Core Equity   Common Stock   Conservative       Moderate         Aggressive    All Equity
                         Fund A        Fund B        Fund C         Fund D           Fund E            Fund F        Fund G
                        --------    -----------   ------------   ------------   ------------------   ----------    ----------
Assets:
Investments, at fair
value (Note 3)            $6,325       $1,003          $864              $180          $104              $10           $206
Employee loans                 0            0             0                 0             0                0              0
Contributions
receivable:
Employer                      39            7             4                 1             2                0              4
Employee                       3            1             0                 0             0                0              1
                              42            8             4                 1             2                0              5
Cash                           0            0             3                 0             0                0              0
Net assets available
for plan benefits         $6,367       $1,011          $871              $181          $106              $10           $211

                             Fidelity     T. Rowe Price    20th Century
                            Contrafund     New Horizons       Ultra
                              Fund H          Fund I          Fund J        Loans          In-Transit           Total
                            ----------    -------------    ------------     -----          ----------           -----
Assets:
Investments, at fair
value (Note 3)                  $46            $23          $32               $-                $-               $101
Employee loans                    0              0            0               41                 0                 41
Contributions
receivable:
Employer                          1              1            1                0                 0                  3
Employee                          0              0            0                0                 0                  0
                                  1              1            1                0                 0                  3
Cash                              0              0            0                0               213                213
Net assets available
for plan benefits               $47            $24          $33              $41              $213               $358




                                                                                             1997
                            ------------------------------------------------------------------------------------------------------
                                                                                     MassMutual Destiny
                             Fixed       MassMutual      Getty         -----------------------------------------------------------
                            Income      Core Equity    Common Stock    Conservative         Moderate       Aggressive   All Equity
                            Fund A         Fund B         Fund C          Fund D             Fund E          Fund F       Fund G
                            ------      -----------    ------------    ------------  ------------------    ----------   ----------
Assets:
Investments, at fair
value (Note 3)              $6,128         $835             $1,323        $138               $77              $7            $159
Employee loans                   0            0                  0           0                 0               0               0
Contributions
receivable:
Employer                        17            5                  4           0                 2               0               3
Employee                        13            2                  1           0                 6               0               1
                                30            7                  5           0                 8               0               4
Cash                             0            0                  2           0                 0               0               0
Net assets available
for plan benefits           $6,158         $842             $1,330        $138               $85              $7            $163


                           Fidelity       T. Rowe Price   20th Century
                          Contrafund       New Horizons      Ultra
                            Fund H            Fund I         Fund J      Loans     In-Transit    Total
                          ----------      -------------   ------------   -----     ----------    -----
Assets:
Investments, at fair
value (Note 3)                   $37          $17           $14            $-          $-          $68
Employee loans                     0            0             0            32           0           32
Contributions
receivable:
Employer                           2            1             0             0           0            3
Employee                           0            0             0             0           0            0
                                   2            1             0             0           0            3
Cash                               0            0             0             0           4            4
Net assets available
for plan benefits                $39          $18           $14           $32          $4         $107

                             See accompanying notes.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                      for the year ended December 31, 1998

                                                                                              MassMutual Destiny
                                          Fixed      MassMutual      Getty      ---------------------------------------------------
                                          Income    Core Equity  Common Stock   Conservative   Moderate    Aggressive    All Equity
                                          Fund A      Fund B        Fund C         Fund D       Fund E       Fund F        Fund G
                                         -------    -----------  ------------   ------------  ----------   ----------    ----------
Contributions:
Employer                                     $89      $   16         $   5                $1        $5            $1            $8
Employee                                     150          26             4                 1        10             2            16
                                             239          42             9                 2        15             3            24
Investment income:
Interest and dividend income                 420          11            16                 3         1             0             3
Net appreciation (depreciation)
of investments                                 0         132          (482)               14         6             1             7
                                             420         143          (466)               17         7             1            10
Transfers from (to) other funds, net       (267)         (16)           (2)               24       (1)           (1)            14
Withdrawals                                (183)           0             0                 0         0             0             0
Net additions (reductions)                   209         169          (459)               43        21             3            48
Net assets available for plan
benefits as of January 1, 1998             6,158         842         1,330               138        85             7           163
Net assets available for plan
benefits as of December 31, 1998          $6,367      $1,011         $ 871              $181      $106           $10          $211


                                                                             20th Century
                                           Fidelity     T. Rowe Price     -----------------
                                          Contrafund    New Horizons      Ultra
                                            Fund H         Fund I         Fund J     Loans        In-transit    Total
                                          ----------    -------------     ------     -----        ----------    -----
Contributions:
Employer                                          $4             $2        $1           $-            $-         $  7
Employee                                           6              3         1            0             0           10
                                                  10              5         2            0             0           17
Investment income:
Interest and dividend income                       3              1         3            3             1           11
Net appreciation (depreciation)
of investments                                     7            (3)         6            0             0           10
                                                  10            (2)         9            3             1           21
Transfers from (to) other funds, net            (12)              3         8            6           244          249
Withdrawals                                        0              0         0            0          (36)          (36)
Net additions (reductions)                         8              6        19            9           209          251
Net assets available for plan
benefits as of January 1, 1998                    39             18        14           32             4          107
Net assets available for plan
benefits as of December 31, 1998                 $47            $24       $33          $41          $213         $358

                             See accompanying notes.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                         Notes to Financial Statements

1.  Description of Plan

     The following brief description of the Getty Realty Corp. Retirement and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

     The Plan is a defined contribution plan covering all employees age twenty-one and older of Getty Realty Corp. and its wholly-owned subsidiaries (the "Company"), who have completed one year of service (six months of service to be eligible to participate in 401(k) election), except those covered by a collective bargaining agreement or other retirement plan sponsored by the Company (see Note 7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In 1987, the Plan was amended to provide for the benefits available under Section 401(k) of the Internal Revenue Code.

     Employees may make voluntary contributions to the Plan in an amount up to 6% of their compensation and the Company matches an amount equal to 50% of such employee contributions. Under the Plan, employees may make additional contributions amounting to 9% of compensation which are not matched by the Company. The Company may also make a profit sharing contribution to the Plan at the discretion of the Company's Board of Directors.

     The Plan provides for a participant directed investment program. Contributions to the Plan, including the employer match, may be invested in ten available investment funds allocated in multiples of 5% at the election of the employee as follows:

     Fund A, The Fixed Income Investment Fund, consists primarily of fixed income obligations of Massachusetts Mutual Life Insurance Company ("Massachusetts Mutual") and, accordingly, is subject to its credit worthiness (Massachusetts Mutual has been rated A++ by A.M. Best Company and Aa1 by Moody's Investors Service). Massachusetts Mutual maintains the contributions and related accumulated investment earnings in an unallocated fund which earns interest at a minimum guaranteed rate of return which is revised at the beginning of each contract year (6.95% and 7.27% average interest rates for the years ended December 31, 1998 and 1997, respectively).

     Fund B, The Core Equity Fund, holds units in the MassMutual Value Equity Fund, a MassMutual Institutional Fund, which invests in stocks of large U.S. companies. Massachusetts Mutual maintains the contributions and related accumulated investment earnings in a pooled separate investment account which is not guaranteed as to either principal or a stated rate of investment return.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


     Fund C, The Getty Common Stock Fund, consists of common stock of the Company and also includes common stock of Getty Petroleum Marketing Inc. ("Marketing") resulting from the spin-off of the Company's petroleum marketing business to its stockholders. Participants that were invested in the Fund on March 21, 1997 were allocated one share of Marketing common stock for each share of Company common stock then held in the Fund. The Plan does not provide for the acquisition of additional shares of Marketing common stock. The Fund is administered by the Company and is not guaranteed as to either principal or a stated rate of investment return.

     Funds D through G are four Destiny Asset Allocation Funds which were added to the Plan in April 1995. Each of the Destiny Funds, namely, Conservative, Moderate, Aggressive, and All Equity has its own investment strategy and risk characteristics. The Destiny Funds are pooled separate investment accounts and are managed by Massachusetts Mutual. The investments of each Fund are allocated, within targeted ranges, among a series of six MassMutual Institutional Funds and two funds managed by Oppenheimer Funds, Inc. The MassMutual Institutional funds include an international stock fund, a small capitalization U.S. stock fund, a large capitalization U.S. stock fund, an intermediate bond fund, a short-term bond fund and a cash fund. The Oppenheimer funds include a value and growth fund. The Destiny Funds are not guaranteed as to either principal or a stated rate of return.

     Fund D, The Conservative Fund, is invested primarily in domestic common stocks, publicly traded bonds and short-term interest bearing investments with a focus on income and capital preservation.

     Fund E, The Moderate Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on achieving growth through a balance of income and capital appreciation.

     Fund F, The Aggressive Fund, invests primarily in domestic and foreign common stocks, including small capitalization common stocks, publicly traded bonds and short-term interest bearing investments with a focus on capital appreciation.

     Fund G, The All Equity Fund, invests primarily in domestic and foreign common stocks, including small and large capitalization common stocks.

     Fund H, The Contrafund Fund, holds shares of Fidelity Contrafund, a mutual fund which invests mainly in undervalued common stocks of companies experiencing improved

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


fundamentals. The portfolio emphasizes both well-known and lesser-known companies that are not currently favored by the public, but which show potential for capital appreciation due to positive changes or turnarounds that are underway. The portfolio for the underlying fund is managed by Fidelity Management and Research Company with a focus on growth over the long term.

     Fund I, The New Horizons Fund, holds shares of T. Rowe Price New Horizons Fund, a mutual fund which invests mainly in common stocks of small, fast growing companies. The portfolio emphasizes young, emerging growth companies which have the potential to become major companies in the future. The portfolio for the underlying fund is managed by T. Rowe Price with a focus on growth over the long term.

     Fund J, The Ultra Fund, holds shares of Twentieth Century Ultra Investors, a mutual fund which takes an aggressive strategy, investing mainly in common stocks considered to have better-than-average prospects for appreciation. The portfolio emphasizes small to medium size companies with a current median capitalization of $2 billion. The portfolio for the underlying fund is managed by Twentieth Century Investors Research Corporation with a focus on growth over the long term.

     Under the loan provision, which became effective in April 1995, employees are permitted to borrow between $500 and the lesser of $50,000 or 50% of the participant's vested account balance for personal reasons reflecting important financial needs. The interest rate charged is fixed at the prime rate in effect at the beginning of the month the loan is requested plus 1% and repayment is made by payroll deduction. The employee is charged a $75 loan initiation fee for each loan from the Plan. Loans are required to be repaid over a maximum period of five years, unless the loan is used to purchase a principal residence, in which case the maximum period is fifteen years. Loans may be repaid in full before their maturity date. However, all loans must be repaid upon cessation of employment and, if not repaid within 90 days, the unpaid balance of principal and interest is charged against the participant's vested account balance.

     The in-transit account is a money market fund which is utilized to affect transfers between Funds and for participant withdrawals.

     Employees are only permitted to withdraw deferred cash contributions made to the Plan subsequent to October 1, 1987 under the provisions of Section 401(k) of the Internal Revenue Code for "financial hardships", as defined by
the Internal Revenue Code.   Employees may withdraw their voluntary
contributions, including the vested portion of employer matching contributions, once per calendar year, although they will be subject to certain suspension periods with respect to making future contributions. Employees may withdraw all or part of their account balances attributable to additional and rollover

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


contributions without penalty. Rollover contributions cannot be withdrawn unless they have been in the Plan for a minimum of two years. Profit sharing contributions may not be withdrawn while the employee is employed by the Company.

     Employee contributions (including related accumulated investment earnings) are 100% vested. Employer contributions (including related accumulated investment earnings) vest in accordance with the following schedule:

     Years of Service                       Percent Vested
     ----------------                       --------------
     2 years                                 20%
     3 years                                 40
     4 years                                 60
     5 years                                 80
     6 or more years                        100

     Upon termination of employment, the non-vested portion of employer contributions, if any, will be forfeited by the employee and applied to reduce the Company's future contributions.

2.  Summary of significant accounting policies

     The accompanying financial statements have been prepared in accordance with generally accepted accounting principles and include estimated amounts. While all available information has been considered, actual amounts could differ from those estimates.

     The investments in the Fixed Income Investment Fund, the Core Equity Fund, the Destiny Asset Allocation Funds, the Contrafund Fund, the New Horizons Fund and the Ultra Fund are stated at current fair value as reported by Massachusetts Mutual using quoted market prices or good faith estimates if quoted market prices are not available. The Employer Common Stock Fund is valued at published market prices.

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

     Under the terms of the Plan, the Company has elected to pay the administrative expenses of the Plan.

3.  Investments

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


     The following summarizes the Plan's investments as of December 31, 1998 and 1997 (in thousands):


                                             1998                  1997
                                   ----------------------  -----------------------
                                               Historical               Historical
                                   Fair Value        Cost  Fair Value         Cost
                                   ----------  ----------  ----------   ----------
Fund A:
Fixed Income Investment
 Fund (a)(b)                           $6,325      $6,325      $6,128       $6,128

Fund B:
Core Equity Fund (a)(b)                 1,003         581         835          494

Fund C:
Getty Realty Corp.,
 Common Stock,
$.01 par value (b)(c)                     725         611       1,070          586

Getty Petroleum Marketing Inc.,
 Common Stock,
$.01 par value (d)                        139         167         253          167

Fund D:
Destiny Asset Allocation
 Fund - Conservative (a)                   180         139         138          112

Fund E:
Destiny Asset Allocation
 Fund - Moderate (a)                      104          86          77           65

Fund F:
Destiny Asset Allocation
 Fund - Aggressive (a)                     10          10           7            6

Fund G:
Destiny Asset Allocation
 Fund - All Equity (a)                    206         169         159          130

Fund H:
Contrafund Fund (a)                        46          35          37           36

Fund I:
New Horizons Fund (a)                      23          22          17           18

Fund J:

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued




Ultra Fund (a)                               32         26       14        14
                                         ------     ------      ---       ---

                                         $8,793     $8,171   $8,735    $7,756
                                         ======     ======   ======    ======


                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                    Notes to Financial Statements, Continued


a)  Fair value determined by Massachusetts Mutual.

(b) Fund balance represents more than 5% of the Plan's net assets available for plan benefits.

(c) The market value of the Company's common stock was $14.625 per share and $22.125 per share as of December 31, 1998 and 1997, respectively.

(d) The market value of Marketing's common stock was $2.9375 per share and $5.3125 per share as of December 31, 1998 and 1997, respectively.


4.  Termination Priorities

     While the Company has not expressed any intent to discontinue its contributions, the Board of Directors of the Company is free to do so at any time, subject to the requirements of ERISA. In the event such discontinuance results in the termination of the Plan, the net assets of the Plan will be distributed to the participants and beneficiaries of the Plan under the terms of the Plan.

5.  Income Tax Status

     March 18, 1997, the Internal Revenue Service informed the Company that the Plan was a qualified plan under Section 401(a) of the Internal Revenue Code.

6.  Reconciliation to Form 5500

     In accordance with generally accepted accounting principles, the Plan has not recorded a liability for amounts allocated to participants who have withdrawn from the Plan and for which disbursement of those funds has not been made by year end. The Department of Labor requires the recording of a liability for benefit claims payable in Form 5500. As of December 31, 1998 and 1997, the benefit claims payable recorded on the Form 5500 for employees who have elected to withdraw from the Plan was $211,666 and $-, respectively.

7.  Subsequent Event

     In December 1998, the Company sold its heating oil and propane business, Aero Oil Company ("Aero"), to Adams Utility Services Company ("Adams"). Subsequent to the sale, Adams established the Aero Oil Retirement and Profit Sharing Plan ("Aero Plan"). In April 1999, approximately $3,800,000 of assets were transferred from the Plan to the Aero Plan representing the account balances of the Aero employees who were participants in the Plan prior to the sale.








                             SUPPLEMENTAL SCHEDULES

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1998 FORM 5500

                SCHEDULE G - PART I - SCHEDULE OF ASSETS HELD FOR
                   INVESTMENT PURPOSES AS OF DECEMBER 31, 1998
                                 (in thousands)




(A)                  (B)                        (C)               (D)      (E)
---       -------------------------  --------------------------  ------  -------
                                     DESCRIPTION OF INVESTMENT
                                      INCLUDING MATURITY DATE,
          IDENTITY OF ISSUE,         RATE OF INTEREST,                   CURRENT
          BORROWER,                  COLLATERAL,
          LESSOR, OR SIMILAR PARTY     PAR, OR MATURITY VALUE     COST    VALUE
          -------------------------  --------------------------  ------  -------
 1   (*)  MASSACHUSETTS MUTUAL LIFE  FIXED INCOME INVESTMENT
          INSURANCE COMPANY          FUND                        $6,325   $6,325
 2   (*)  MASSACHUSETTS MUTUAL LIFE  CORE EQUITY FUND
          INSURANCE COMPANY                                         581    1,003
 3   (*)  GETTY REALTY CORP.         COMMON STOCK,
                                     $.01 PAR VALUE                 611      725
 4   (*)  GETTY PETROLEUM            COMMON STOCK,
          MARKETING INC.             $.01 PAR VALUE                 167      139
 5   (*)  MASSACHUSETTS MUTUAL LIFE  DESTINY ASSET ALLOCATION
          INSURANCE COMPANY          FUND - CONSERVATIVE            139      180
 6   (*)  MASSACHUSETTS MUTUAL LIFE  DESTINY ASSET ALLOCATION
          INSURANCE COMPANY          FUND - MODERATE                 86      104
 7   (*)  MASSACHUSETTS MUTUAL LIFE  DESTINY ASSET ALLOCATION
          INSURANCE COMPANY          FUND - AGGRESSIVE               10       10
 8   (*)  MASSACHUSETTS MUTUAL LIFE  DESTINY ASSET ALLOCATION
          INSURANCE COMPANY          FUND - ALL EQUITY              169      206
 9   (*)  MASSACHUSETTS MUTUAL LIFE
          INSURANCE COMPANY          FIDELITY CONTRAFUND FUND        35       46
10   (*)  MASSACHUSETTS MUTUAL LIFE  T. ROWE PRICE NEW
          INSURANCE COMPANY          HORIZONS FUND                   22       23
11   (*)  MASSACHUSETTS MUTUAL LIFE  TWENTIETH CENTURY
          INSURANCE COMPANY          ULTRA FUND                      26       32
12   (*)  PARTICIPANT LOANS          LOANS TO PLAN PARTICIPANTS
                                     WITH MATURITY DATES
                                     THROUGH
                                     2013, BEARING INTEREST
                                     FROM 8.75 % TO 10.0 % AND
                                     SECURED
                                     BY THE PARTICIPANT'S
                                     VESTED
                                     ACCOUNT BALANCE                  -       41

     (*) DENOTES PARTY IN INTEREST.

                               GETTY REALTY CORP.
                       RETIREMENT AND PROFIT SHARING PLAN
                                 1998 FORM 5500

                  SCHEDULE G - PART V - SCHEDULE OF REPORTABLE
               TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (in thousands)




       (A)                   (B)               (C)       (D)     (E)         (F)         (G)         (H)           (I)
-----------------  ------------------------  --------  -------  ------  -------------  -------  --------------  ---------
                                                                                                   CURRENT
                                                                           EXPENSE              VALUE OF ASSET
   IDENTITY OF          DESCRIPTION OF       PURCHASE  SELLING  LEASE   INCURRED WITH  COST OF  ON TRANSACTION  NET GAIN
 PARTY INVOLVED             ASSET             PRICE     PRICE   RENTAL   TRANSACTION    ASSET        DATE       OR (LOSS)
-----------------  ------------------------  --------  -------  ------  -------------  -------  --------------  ---------
MASSACHUSETTS      DEPOSITS AND TRANSFERS
MUTUAL LIFE        INTO  THE FIXED INCOME        $606                                                     $606
INSURANCE COMPANY  INVESTMENT FUND
MASSACHUSETTS      DISBURSEMENTS AND
                   TRANSFERS
MUTUAL LIFE        OUT OF  THE FIXED INCOME               $828                            $828            $828
INSURANCE COMPANY  INVESTMENT FUND